

24000937

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 AND ENDING 12/31/23

                                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Healthcare Community Securities Corp**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Empire Drive

(No. and Street)

Rensselaer	New York	12144
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mary Kay Hayes	(518) 431-7786	mhayeshcsc@hanys.org
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

UHY LLP

(Name – if individual, state last, first, and middle name)

4 Tower Place, Executive Park, 7th Floor	Albany	NY	12203
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
FOR OFFICIAL USE ONLY	

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Kay Hayes _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Healthcare Community Securities Corp _____, as of 12/31 _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AMEN McMURRAY
Notary Public, State of New York
Qualified in Saratoga County
Reg. No. 05MC6380716
My Commission Expires Sept. 10, 2026

Notary Public

Signature: _Mary Kay Hay_____

Title: _____
Chief Financial Officer / Chief Operating Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HEALTHCARE COMMUNITY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Years ended December 31, 2023 and 2022

HEALTHCARE COMMUNITY SECURITIES CORPORATION

TABLE OF CONTENTS


LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Healthcare Community Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Healthcare Community Securities Corporation as of December 31, 2023 and 2022, the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Healthcare Community Securities Corporation as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Healthcare Community Securities Corporation's management. Our responsibility is to express an opinion on Healthcare Community Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Healthcare Community Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Healthcare Community Securities Corporation's financial statements. The supplemental information is the responsibility of Healthcare Community Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as Healthcare Community Securities Corporation's auditor since 1999.

Albany, New York
February 28, 2024

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2023	2022
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 9,363,811	$ 9,372,973
Commissions receivable	700,006	591,488
Prepaid expenses and other assets	229,618	311,651
Total current assets	10,293,435	10,276,112
ASSETS LIMITED AS TO USE	108,570	138,564
DEFERRED TAX ASSET	87,024	83,299
Total assets	$10,489,029	$10,497,975
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ 212,645	$ 199,634
Current portion of accrued postretirement benefit obligation	510	452
Due to affiliates	2,015,935	2,001,098
Total current liabilities	2,229,090	2,201,184
LONG-TERM LIABILITIES		
Other liabilities	108,569	138,564
Accrued postretirement benefit obligation, net of current portion	10,745	29,608
Total liabilities	2,348,404	2,369,356
STOCKHOLDER'S EQUITY		
Common stock, no par value; 100 shares authorized, issued and outstanding	-	-
Additional paid-in capital	100,000	100,000
Retained earnings	7,944,319	7,944,319
Accumulated other comprehensive income	96,306	84,300
Total stockholder's equity	8,140,625	8,128,619
Total liabilities and stockholder's equity	$10,489,029	$10,497,975

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended December 31,	
	2023	2022
STATEMENTS OF INCOME		
Revenues:		
Commissions	$ 6,659,588	$ 6,680,271
Consulting fees and other income	392,796	628,291
	7,052,384	7,308,562
Expenses:		
Corporate	2,218,448	2,203,062
Employee compensation and benefits	1,738,827	2,008,005
Other operating expenses	215,423	211,667
Professional fees	191,047	270,907
Occupancy	73,534	70,229
Insurance	99,892	99,685
Consulting	45,000	45,000
	4,582,171	4,908,555
Operating income before taxes	2,470,213	2,400,007
Realized and unrealized gains/(losses) on investments, net	5,504	(11,393)
Income before taxes	2,475,717	2,388,614
Income tax expense	(621,387)	(609,989)
Net income	$ 1,854,330	$ 1,778,625

STATEMENTS OF COMPREHENSIVE INCOME		
Net income	$ 1,854,330	$ 1,778,625
Other comprehensive income:		
Post retirement benefits gain	12,006	3,821
Comprehensive income	$ 1,866,336	$ 1,782,446

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2023 and 2022

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2022	$ -	$ 100,000	$ 7,944,319	$ 80,479	$ 8,124,798
Net income	-	-	1,778,625	-	1,778,625
Dividends declared	-	-	(1,778,625)	-	(1,778,625)
Post employment benefits gain	-	-	-	3,821	3,821
Balance, December 31, 2022	-	100,000	7,944,319	84,300	8,128,619
Net income	-	-	1,854,330	-	1,854,330
Dividends declared	-	-	(1,854,330)	-	(1,854,330)
Post employment benefits gain	-	-	-	12,006	12,006
Balance, December 31, 2023	$ -	$ 100,000	$ 7,944,319	$ 96,306	$ 8,140,625

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,854,330	$ 1,778,625
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes	(3,725)	12,215
Realized and unrealized (gain)/loss on assets limited as to use	(5,504)	11,393
Changes in:		
Commissions receivable	(108,518)	278,218
Prepaid expenses and other assets	82,033	(47,488)
Accrued expenses	13,011	(47,026)
Due to affiliates other than dividends	(60,869)	(314,034)
Other liabilities	5,504	(11,393)
Accrued postretirement benefit obligation	(6,799)	(6,363)
Cash provided by operating activities	1,769,463	1,654,147
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid to affiliate	(1,778,625)	-
Cash used in financing activities	(1,778,625)	-
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(9,162)	1,654,147
CASH AND CASH EQUIVALENTS, Beginning of year	9,372,973	7,718,826
CASH AND CASH EQUIVALENTS, End of year	$ 9,363,811	$ 9,372,973
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash payments for income taxes	$ 625,111	$ 597,773
SUPPLEMENTAL DISCLOSURES OF NON-CASH INFORMATION		
Distributions from assets limited as to use through other liabilities	$ 35,498	$ 65,522

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

Healthcare Community Securities Corporation (the Corporation) is a wholly-owned subsidiary of Group Insurance Agency, Inc. (GIA). GIA is a wholly-owned subsidiary of HANYS Services, Inc. (Parent). Parent is a wholly-owned subsidiary of Healthcare Association of New York State, Inc. (HANYS). The Corporation was formed for the purpose of providing investment products and services to HANYS' members and their employees. The Corporation is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Group Insurance Agency, Inc. (d/b/a HANYS Benefit Services) provides employee benefit programs and group and individual insurance products principally to HANYS' members and their employees.

HANYS Services, Inc. (d/b/a HANYS Solutions (HSI)) is the parent of GIA and other for-profit subsidiaries which provide software products, data analytics, and consulting services primarily to HANYS' members and the national hospital and healthcare market.

HANYS is a membership organization which provides various dues-supported services and programs to non-profit healthcare providers within New York State.

(b) Basis of Presentation

The financial statements of the Corporation have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(c) Revenue Recognition/Commission and Other Receivable

Commission revenue on mutual fund and variable annuity transactions is recorded based on the trade date. The Corporation believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Fee arrangements are based on a percentage applied to the customer's assets under management.

Consulting revenue is generated from consulting and advisory services which are recognized as earned. The Corporation believes the performance obligation for consulting revenue is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Corporation. Fee arrangements are either fixed or based on a percentage applied to the customer's assets under management. Fees are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Commissions and other receivable represent revenues earned on these transactions, but not collected by the Corporation. There were no unsatisfied performance obligations outstanding as of the beginning or ending of the years ended December 31, 2023 or December 31, 2022.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) *Current Expected Credit Losses (CECL)*

The Corporation follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Corporation can determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Corporation has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

The Corporation identified receivables as impacted by the new guidance.

The Corporation's conclusion that an allowance for credit losses was not required is based on the Corporation's expectation for the collectability of the receivable utilizing the CECL framework. The Corporation considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Corporation's expectation of the collectability in determining the allowance for credit losses. The Corporation's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2023 and 2022, an allowance for credit losses was not considered necessary.

(e) *Income Taxes*

The Corporation is a for-profit corporation under the provisions of the Internal Revenue Code and is included in a consolidated federal income tax return and a combined state return with its Parent. The Parent charges each related entity, including the Corporation, for its share of federal and state income tax expense, as if it filed a separate return. Income tax expense has been provided on income as reported in the statement of income.

The Parent and subsidiaries account for income taxes under the asset and liability method of accounting for income taxes. Under this method, a deferred tax liability is recognized for taxable temporary differences and a deferred tax asset is recognized for deductible temporary differences, tax credit carryforwards and operating loss carry forwards. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date.

The Corporation follows the guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)   *Income Taxes (Continued)*

A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The Corporation believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

(f)   *Exemption under Footnote 74 of Release No. 34-70073*

The Corporation is a "non-covered" broker dealer and as such, it does not maintain custody of customer securities and/or cash. The Corporation is not required to maintain a reserve account for the benefit of customers under Footnote 74 of Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 of the Securities and Exchange Commission.

(g)   *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h)   *Cash and Cash Equivalents*

For purposes of the statement of cash flows, the Corporation considers cash and cash equivalents to be cash on hand, cash in banks and cash reserved to maintain a net capital balance which meets or exceeds the minimum required by the SEC Rule 15c3-1.

The Corporation's cash is deposited with institutions of high credit quality. At times, these amounts may exceed Federal Deposit Insurance Corporation insurance limits.

(i)   *Assets Limited as to Use*

The Corporation has a nonqualified deferred compensation plan that permits eligible employees to defer a portion of their compensation. Realized and unrealized investment gains and losses accrue based on investment selections of the participant and are recognized in the Corporation's financial statements. The deferred amounts are distributable in cash after retirement or termination of employment. There is a corresponding liability equal to the value of the plan assets recorded within Other Liabilities.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) *Other Post-Retirement Costs*

Employers' accounting for defined benefit pension and other postretirement plans requires the recognition of a postretirement benefit plan's funded status as either an asset or liability on the statement of financial condition. The gain or loss and prior service cost or credits that arise during the period but are not recognized as components of net periodic benefit costs, are recognized as a component of other comprehensive income. Amounts recognized in accumulated other comprehensive income are adjusted as they are subsequently recognized as components of net periodic benefit cost.

(k) *Advertising Costs*

The Corporation expenses all advertising costs as incurred. Advertising costs amounted to approximately $14,000 and $10,000 for the years ended December 31, 2023 and 2022, respectively.

(l) *Reclassification*

Certain prior year amounts have been reclassified to confirm with current period presentation.

(m) *Subsequent Events*

For purposes of preparing the financial statements, the Corporation considered events through February 28, 2024.

NOTE 2 — RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, HANYS, HSI, and GIA allocate certain administrative and operating expenses ("corporate expenses") and occupancy expenses to the Corporation and are reimbursed by the Corporation on a monthly basis. Corporate expenses allocated from HANYS, HSI, and GIA to the Corporation approximated $2,218,000 and $2,203,000 in 2023 and 2022, respectively. Amounts due to affiliates at December 31, 2023 and 2022 represent the net liability due to HANYS, HSI and GIA for allocated expenses, declared dividends, and the Corporation's share of federal and state income tax expense and is payable in the normal course of business without interest. For the years ended December 31, 2023 and 2022, dividends in the amounts of $1,854,330 and $1,778,625, respectively, were declared. Dividends declared at December 31, 2022 were paid in 2023.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 3 — OTHER OPERATING EXPENSES

Other operating expenses for the years ended December 31 consisted of the following:

	2023	2022
Travel	$ 60,498	$ 40,629
Maintenance and repairs	61,509	54,331
Office supplies and other	26,385	22,577
Telephone	24,729	22,755
Advertising and promotion	14,085	10,222
Licensing fees	25,322	30,024
Direct administrative fees	2,895	31,129
	$ 215,423	$ 211,667

NOTE 4 — EMPLOYEE BENEFIT PLANS

Defined Contribution Retirement Plan

The Corporation participates in HANYS' defined contribution retirement plan. The Corporation's contributions to the plan are discretionary but may not exceed 10% of participants' compensation. Participants may make voluntary contributions to the plan based upon limitations as established by the Internal Revenue Code. Retirement plan costs charged to operations for the years ended December 31, 2023 and 2022 were approximately $135,000 and $128,000, respectively.

Deferred Compensation Plans

The Corporation has a voluntary deferred compensation plan for the benefit of the Corporation's highly compensated employees. This plan provides for benefits to the employees at the age of retirement (65 years old).

Annual deferrals are based on a percentage of the participant's salary, and are subject to limits under the Internal Revenue Code.

There was one participant in the plan as of December 31, 2023 and 2022. The assets held on behalf of the participant for the plan are reported in the statement of financial position as assets limited as to use and the unfunded obligation is reported as other liabilities. These assets are considered general assets of the Corporation. At December 31, 2023 and 2022, plan balances totaled $108,570 and $138,564 respectively

Other Post Retirement Benefits

HANYS provides postretirement health and life insurance benefits to certain employees of its subsidiary and related corporations through the Healthcare Association of New York State, Inc. Postretirement Welfare Plan (the "postretirement plan") for certain full-time employees with over five years of service who meet minimum age and service requirements at the time of termination and elect to receive benefits upon retirement. In 2019, HANYS offered a one-time enrollment option to those

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 4 — EMPLOYEE BENEFIT PLANS (Continued)

Other Post Retirement Benefits (Continued)

retirees who did not immediately elect the benefit upon retirement. Under the plan, enrollment is only allowed at the time of retirement. The maximum amount of benefits available to retirees is limited by HANYS' policy.

A summary of the Corporation's allocated share of the funded status of the postretirement plan and other plan information is as follows:

	2023	2022
Benefit obligation	$ (11,255)	$ (30,060)
Fair value of plan assets	-	-
Funded status - (unfunded)	$ (11,255)	$ (30,060)
Accrued other postretirement benefit obligation recorded in the statements of financial position - other liabilities	$ (11,255)	$ (30,060)
Items not yet recognized as a component of net periodic pension cost:		
Net gain	$ (96,306)	$ (84,300)
Accumulated other comprehensive income net of deferred tax benefit/expense	$ (96,306)	$ (84,300)
Weighted-average assumptions for net benefit obligation and net benefit cost		
Discount rate	5.20%	2.75%
Rate of compensation increase	0.00%	0.00%

The discount rate used in determining the accumulated postretirement benefit obligation (APBO) was 5.00% and 5.20% as of December 31, 2023 and 2022, respectively. For measurement purposes, an annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed to be 4.5% for Medicare Choice, 6.5% for other Medical, and 3% for Dental and Vision.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 4 — EMPLOYEE BENEFIT PLANS (Continued)

Other Post Retirement Benefits (Continued)

Components of projected net periodic pension cost for the years ended December 31 are:

	2023	2022
Service cost for benefits earned	$ -	$ -
Interest cost on benefit obligation	1,551	1,101
Gain Amortization	(8,312)	(7,428)
Periodic benefit income	$ (6,761)	$ (6,327)
Employer contribution made	$ 38	$ 36
Benefits paid	$ 38	$ 36

Other changes in plan benefit obligations, which is the only item recognized in other comprehensive income, were as follows:

	2023	2022
Current year actuarial gain	$ (20,318)	$ (11,249)
Amortization of actuarial gain	8,312	7,428
Total recognized in other comprehensive income	$ (12,006)	$ (3,821)

The estimated costs that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2024 are as follows:

Actuarial gain	$ (5,724)
Total	$ (5,724)

Expected benefit payments for the next five years and the five years thereafter, using a December 31 measurement date, are as follows:

2024	$ 510
2025	551
2026	594
2027	644
2028	699
2029-2033	4,329

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 5 — NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness, but not less than $25,000, and that the ratio of aggregate indebtedness to net capital as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2023, the Corporation had net capital of approximately $7,594,000, which was approximately $7,437,000 in excess of its minimum required net capital of approximately $157,000 at December 31, 2023. The Corporation's ratio of aggregate indebtedness to net capital was approximately .31 to 1 for December 31, 2023.

NOTE 6 — PROVISION FOR INCOME TAXES

Federal and state income tax expense attributable to the Corporation for the years ended December 31 were as follows:

	2023	2022
Federal tax expense	$ 497,393	$ 463,930
State tax expense	127,719	133,844
Deferred tax (benefit) expense	(3,725)	12,215
Total income taxes	$ 621,387	$ 609,989

The tax effects of temporary differences that give rise to significant portions of deferred tax assets at December 31 are presented below:

	2023	2022
Deferred tax assets		
Accrued incentive compensation	$ 30,032	$ 28,310
Accrued compensated absences	27,413	23,541
Accrued post retirement liability	29,579	31,448
Net deferred tax assets	$ 87,024	$ 83,299

NOTE 7 — CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of cash accounts which, at times, may exceed the Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. However, the Corporation minimizes the risk of loss by depositing its cash and temporary cash investments with high credit quality financial institutions.

SUPPLEMENTAL INFORMATION

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
As of December 31, 2023

Net Capital

Total stockholder's equity qualified for net capital	$ 8,140,625
Deductions and/or charges:	
Non-allowable assets:	
Deferred tax asset	(87,024)
Commissions Receivable - 12b-1 fees	(1,604)
Other commissions receivable over 30 days	(119,388)
Prepaid expenses and other assets	(229,618)
Assets limited as to use	(108,570)
Net capital	$ 7,594,421

Aggregate Indebtedness

Items included in the statement of financial condition:	
Accrued expenses	$ 212,645
Due to affiliates	2,015,935
Other liabilities	108,569
Accrued postretirement benefit	11,255
Total aggregate indebtedness	$ 2,348,404

Computation of Basic Net Capital Requirement

Aggregate Indebtedness multiplied by 6 2/3% (A)	$ 156,560
Minimum net capital requirement (B)	25,000
Net capital requirement (greater of A or B)	$ 156,560
Excess net capital over net capital requirement	$ 7,437,861
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 7,359,580

Note: There were no material differences between the Corporation's computation of net capital as filed in Part II A, Quarterly 17a-5(a) revised FOCUS report filed on February 19, 2024, and the above schedule as of December 31, 2023.

OTHER REPORTS


LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Healthcare Community Securities Corporation

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Healthcare Community Securities Corporation (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (a) mutual fund retailer (wire order); and (b) broker seller variable life insurance or annuities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Healthcare Community Securities Corporation's management is responsible for compliance with the exemptions provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Healthcare Community Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

UHY LLP

Albany, New York
February 28, 2024

Healthcare Community Securities Corporation Exemption Report

Healthcare Community Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mutual fund retailer (wire order); (2) broker selling variable life insurance or annuities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year 2023 from January 1, 2023 to December 31, 2023 without exception.

Healthcare Community Securities Corporation

By: _Mary Kay Hly_   By: _Mhrfid_

Title: _CFO | COO_   Title: _President_

Date: _February 28, 2024_   Date: _February 28, 2024_

HEALTHCARE COMMUNITY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Years ended December 31, 2023 and 2022

HEALTHCARE COMMUNITY SECURITIES CORPORATION

TABLE OF CONTENTS



LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Healthcare Community Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Healthcare Community Securities Corporation as of December 31, 2023 and 2022, the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Healthcare Community Securities Corporation as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Healthcare Community Securities Corporation's management. Our responsibility is to express an opinion on Healthcare Community Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Healthcare Community Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Healthcare Community Securities Corporation's financial statements. The supplemental information is the responsibility of Healthcare Community Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as Healthcare Community Securities Corporation's auditor since 1999.

Albany, New York
February 28, 2024

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2023	2022
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 9,363,811	$ 9,372,973
Commissions receivable	700,006	591,488
Prepaid expenses and other assets	229,618	311,651
Total current assets	10,293,435	10,276,112
ASSETS LIMITED AS TO USE	108,570	138,564
DEFERRED TAX ASSET	87,024	83,299
Total assets	$10,489,029	$10,497,975
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ 212,645	$ 199,634
Current portion of accrued postretirement benefit obligation	510	452
Due to affiliates	2,015,935	2,001,098
Total current liabilities	2,229,090	2,201,184
LONG-TERM LIABILITIES		
Other liabilities	108,569	138,564
Accrued postretirement benefit obligation, net of current portion	10,745	29,608
Total liabilities	2,348,404	2,369,356
STOCKHOLDER'S EQUITY		
Common stock, no par value; 100 shares authorized, issued and outstanding	-	-
Additional paid-in capital	100,000	100,000
Retained earnings	7,944,319	7,944,319
Accumulated other comprehensive income	96,306	84,300
Total stockholder's equity	8,140,625	8,128,619
Total liabilities and stockholder's equity	$10,489,029	$10,497,975

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

| | Years Ended December 31, | |
	2023	2022
STATEMENTS OF INCOME		
Revenues:		
Commissions	$6,659,588	$6,680,271
Consulting fees and other income	392,796	628,291
	7,052,384	7,308,562
Expenses:		
Corporate	2,218,448	2,203,062
Employee compensation and benefits	1,738,827	2,008,005
Other operating expenses	215,423	211,667
Professional fees	191,047	270,907
Occupancy	73,534	70,229
Insurance	99,892	99,685
Consulting	45,000	45,000
	4,582,171	4,908,555
Operating income before taxes	2,470,213	2,400,007
Realized and unrealized gains/(losses) on investments, net	5,504	(11,393)
Income before taxes	2,475,717	2,388,614
Income tax expense	(621,387)	(609,989)
Net income	$1,854,330	$1,778,625
STATEMENTS OF COMPREHENSIVE INCOME		
Net income	$1,854,330	$1,778,625
Other comprehensive income:		
Post retirement benefits gain	12,006	3,821
Comprehensive income	$1,866,336	$1,782,446

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2023 and 2022

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2022	$ -	$ 100,000	$ 7,944,319	$ 80,479	$ 8,124,798
Net income	-	-	1,778,625	-	1,778,625
Dividends declared	-	-	(1,778,625)	-	(1,778,625)
Post employment benefits gain	-	-	-	3,821	3,821
Balance, December 31, 2022	-	100,000	7,944,319	84,300	8,128,619
Net income	-	-	1,854,330	-	1,854,330
Dividends declared	-	-	(1,854,330)	-	(1,854,330)
Post employment benefits gain	-	-	-	12,006	12,006
Balance, December 31, 2023	$ -	$ 100,000	$ 7,944,319	$ 96,306	$ 8,140,625

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,854,330	$ 1,778,625
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Deferred taxes	(3,725)	12,215
Realized and unrealized (gain)/loss on assets limited as to use	(5,504)	11,393
Changes in:		
Commissions receivable	(108,518)	278,218
Prepaid expenses and other assets	82,033	(47,488)
Accrued expenses	13,011	(47,026)
Due to affiliates other than dividends	(60,869)	(314,034)
Other liabilities	5,504	(11,393)
Accrued postretirement benefit obligation	(6,799)	(6,363)
Cash provided by operating activities	1,769,463	1,654,147
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid to affiliate	(1,778,625)	-
Cash used in financing activities	(1,778,625)	-
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(9,162)	1,654,147
CASH AND CASH EQUIVALENTS, Beginning of year	9,372,973	7,718,826
CASH AND CASH EQUIVALENTS, End of year	$ 9,363,811	$ 9,372,973
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash payments for income taxes	$ 625,111	$ 597,773
SUPPLEMENTAL DISCLOSURES OF NON-CASH INFORMATION		
Distributions from assets limited as to use through other liabilities	$ 35,498	$ 65,522

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) *Organization*

Healthcare Community Securities Corporation (the Corporation) is a wholly-owned subsidiary of Group Insurance Agency, Inc. (GIA). GIA is a wholly-owned subsidiary of HANYS Services, Inc. (Parent). Parent is a wholly-owned subsidiary of Healthcare Association of New York State, Inc. (HANYS). The Corporation was formed for the purpose of providing investment products and services to HANYS' members and their employees. The Corporation is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Group Insurance Agency, Inc. (d/b/a HANYS Benefit Services) provides employee benefit programs and group and individual insurance products principally to HANYS' members and their employees.

HANYS Services, Inc. (d/b/a HANYS Solutions (HSI)) is the parent of GIA and other for-profit subsidiaries which provide software products, data analytics, and consulting services primarily to HANYS' members and the national hospital and healthcare market.

HANYS is a membership organization which provides various dues-supported services and programs to non-profit healthcare providers within New York State.

(b) *Basis of Presentation*

The financial statements of the Corporation have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(c) *Revenue Recognition/Commission and Other Receivable*

Commission revenue on mutual fund and variable annuity transactions is recorded based on the trade date. The Corporation believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Fee arrangements are based on a percentage applied to the customer's assets under management.

Consulting revenue is generated from consulting and advisory services which are recognized as earned. The Corporation believes the performance obligation for consulting revenue is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Corporation. Fee arrangements are either fixed or based on a percentage applied to the customer's assets under management. Fees are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Commissions and other receivable represent revenues earned on these transactions, but not collected by the Corporation. There were no unsatisfied performance obligations outstanding as of the beginning or ending of the years ended December 31, 2023 or December 31, 2022.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)   *Current Expected Credit Losses (CECL)*

The Corporation follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Corporation can determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Corporation has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

The Corporation identified receivables as impacted by the new guidance.

The Corporation's conclusion that an allowance for credit losses was not required is based on the Corporation's expectation for the collectability of the receivable utilizing the CECL framework. The Corporation considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Corporation's expectation of the collectability in determining the allowance for credit losses. The Corporation's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2023 and 2022, an allowance for credit losses was not considered necessary.

(e)   *Income Taxes*

The Corporation is a for-profit corporation under the provisions of the Internal Revenue Code and is included in a consolidated federal income tax return and a combined state return with its Parent. The Parent charges each related entity, including the Corporation, for its share of federal and state income tax expense, as if it filed a separate return. Income tax expense has been provided on income as reported in the statement of income.

The Parent and subsidiaries account for income taxes under the asset and liability method of accounting for income taxes. Under this method, a deferred tax liability is recognized for taxable temporary differences and a deferred tax asset is recognized for deductible temporary differences, tax credit carryforwards and operating loss carry forwards. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date.

The Corporation follows the guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) *Income Taxes (Continued)*

A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The Corporation believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

(f) *Exemption under Footnote 74 of Release No. 34-70073*

The Corporation is a "non-covered" broker dealer and as such, it does not maintain custody of customer securities and/or cash. The Corporation is not required to maintain a reserve account for the benefit of customers under Footnote 74 of Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 of the Securities and Exchange Commission.

(g) *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) *Cash and Cash Equivalents*

For purposes of the statement of cash flows, the Corporation considers cash and cash equivalents to be cash on hand, cash in banks and cash reserved to maintain a net capital balance which meets or exceeds the minimum required by the SEC Rule 15c3-1.

The Corporation's cash is deposited with institutions of high credit quality. At times, these amounts may exceed Federal Deposit Insurance Corporation insurance limits.

(i) *Assets Limited as to Use*

The Corporation has a nonqualified deferred compensation plan that permits eligible employees to defer a portion of their compensation. Realized and unrealized investment gains and losses accrue based on investment selections of the participant and are recognized in the Corporation's financial statements. The deferred amounts are distributable in cash after retirement or termination of employment. There is a corresponding liability equal to the value of the plan assets recorded within Other Liabilities.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) *Other Post-Retirement Costs*

Employers' accounting for defined benefit pension and other postretirement plans requires the recognition of a postretirement benefit plan's funded status as either an asset or liability on the statement of financial condition. The gain or loss and prior service cost or credits that arise during the period but are not recognized as components of net periodic benefit costs, are recognized as a component of other comprehensive income. Amounts recognized in accumulated other comprehensive income are adjusted as they are subsequently recognized as components of net periodic benefit cost.

(k) *Advertising Costs*

The Corporation expenses all advertising costs as incurred. Advertising costs amounted to approximately $14,000 and $10,000 for the years ended December 31, 2023 and 2022, respectively.

(l) *Reclassification*

Certain prior year amounts have been reclassified to confirm with current period presentation.

(m) *Subsequent Events*

For purposes of preparing the financial statements, the Corporation considered events through February 28, 2024.

NOTE 2 — RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, HANYS, HSI, and GIA allocate certain administrative and operating expenses ("corporate expenses") and occupancy expenses to the Corporation and are reimbursed by the Corporation on a monthly basis. Corporate expenses allocated from HANYS, HSI, and GIA to the Corporation approximated $2,218,000 and $2,203,000 in 2023 and 2022, respectively. Amounts due to affiliates at December 31, 2023 and 2022 represent the net liability due to HANYS, HSI and GIA for allocated expenses, declared dividends, and the Corporation's share of federal and state income tax expense and is payable in the normal course of business without interest. For the years ended December 31, 2023 and 2022, dividends in the amounts of $1,854,330 and $1,778,625, respectively, were declared. Dividends declared at December 31, 2022 were paid in 2023.

NOTE 3 — OTHER OPERATING EXPENSES

Other operating expenses for the years ended December 31 consisted of the following:

	2023	2022
Travel	$ 60,498	$ 40,629
Maintenance and repairs	61,509	54,331
Office supplies and other	26,385	22,577
Telephone	24,729	22,755
Advertising and promotion	14,085	10,222
Licensing fees	25,322	30,024
Direct administrative fees	2,895	31,129
	$ 215,423	$ 211,667

NOTE 4 — EMPLOYEE BENEFIT PLANS

Defined Contribution Retirement Plan

The Corporation participates in HANYS' defined contribution retirement plan. The Corporation's contributions to the plan are discretionary but may not exceed 10% of participants' compensation. Participants may make voluntary contributions to the plan based upon limitations as established by the Internal Revenue Code. Retirement plan costs charged to operations for the years ended December 31, 2023 and 2022 were approximately $135,000 and $128,000, respectively.

Deferred Compensation Plans

The Corporation has a voluntary deferred compensation plan for the benefit of the Corporation's highly compensated employees. This plan provides for benefits to the employees at the age of retirement (65 years old).

Annual deferrals are based on a percentage of the participant's salary, and are subject to limits under the Internal Revenue Code.

There was one participant in the plan as of December 31, 2023 and 2022. The assets held on behalf of the participant for the plan are reported in the statement of financial position as assets limited as to use and the unfunded obligation is reported as other liabilities. These assets are considered general assets of the Corporation. At December 31, 2023 and 2022, plan balances totaled $108,570 and $138,564 respectively

Other Post Retirement Benefits

HANYS provides postretirement health and life insurance benefits to certain employees of its subsidiary and related corporations through the Healthcare Association of New York State, Inc. Postretirement Welfare Plan (the "postretirement plan") for certain full-time employees with over five years of service who meet minimum age and service requirements at the time of termination and elect to receive benefits upon retirement. In 2019, HANYS offered a one-time enrollment option to those

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 4 — EMPLOYEE BENEFIT PLANS (Continued)

Other Post Retirement Benefits (Continued)

retirees who did not immediately elect the benefit upon retirement. Under the plan, enrollment is only allowed at the time of retirement. The maximum amount of benefits available to retirees is limited by HANYS' policy.

A summary of the Corporation's allocated share of the funded status of the postretirement plan and other plan information is as follows:

	2023	2022
Benefit obligation	$ (11,255)	$ (30,060)
Fair value of plan assets	-	-
Funded status - (unfunded)	$ (11,255)	$ (30,060)
Accrued other postretirement benefit obligation recorded in the statements of financial position - other liabilities	$ (11,255)	$ (30,060)
Items not yet recognized as a component of net periodic pension cost:		
Net gain	$ (96,306)	$ (84,300)
Accumulated other comprehensive income net of deferred tax benefit/expense	$ (96,306)	$ (84,300)
Weighted-average assumptions for net benefit obligation and net benefit cost		
Discount rate	5.20%	2.75%
Rate of compensation increase	0.00%	0.00%

The discount rate used in determining the accumulated postretirement benefit obligation (APBO) was 5.00% and 5.20% as of December 31, 2023 and 2022, respectively. For measurement purposes, an annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed to be 4.5% for Medicare Choice, 6.5% for other Medical, and 3% for Dental and Vision.

NOTE 4 — EMPLOYEE BENEFIT PLANS (Continued)

Other Post Retirement Benefits (Continued)

Components of projected net periodic pension cost for the years ended December 31 are:

	2023	2022
Service cost for benefits earned	$ -	$ -
Interest cost on benefit obligation	1,551	1,101
Gain Amortization	(8,312)	(7,428)
Periodic benefit income	$ (6,761)	$ (6,327)
Employer contribution made	$ 38	$ 36
Benefits paid	$ 38	$ 36

Other changes in plan benefit obligations, which is the only item recognized in other comprehensive income, were as follows:

	2023	2022
Current year actuarial gain	$ (20,318)	$ (11,249)
Amortization of actuarial gain	8,312	7,428
Total recognized in other comprehensive income	$ (12,006)	$ (3,821)

The estimated costs that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2024 are as follows:

Actuarial gain	$ (5,724)
Total	$ (5,724)

Expected benefit payments for the next five years and the five years thereafter, using a December 31 measurement date, are as follows:

2024	$ 510
2025	551
2026	594
2027	644
2028	699
2029-2033	4,329

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 5 — NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness, but not less than $25,000, and that the ratio of aggregate indebtedness to net capital as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2023, the Corporation had net capital of approximately $7,594,000, which was approximately $7,437,000 in excess of its minimum required net capital of approximately $157,000 at December 31, 2023. The Corporation's ratio of aggregate indebtedness to net capital was approximately .31 to 1 for December 31, 2023.

NOTE 6 — PROVISION FOR INCOME TAXES

Federal and state income tax expense attributable to the Corporation for the years ended December 31 were as follows:

	2023	2022
Federal tax expense	$ 497,393	$ 463,930
State tax expense	127,719	133,844
Deferred tax (benefit) expense	(3,725)	12,215
Total income taxes	$ 621,387	$ 609,989

The tax effects of temporary differences that give rise to significant portions of deferred tax assets at December 31 are presented below:

	2023	2022
Deferred tax assets		
Accrued incentive compensation	$ 30,032	$ 28,310
Accrued compensated absences	27,413	23,541
Accrued post retirement liability	29,579	31,448
Net deferred tax assets	$ 87,024	$ 83,299

NOTE 7 — CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of cash accounts which, at times, may exceed the Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. However, the Corporation minimizes the risk of loss by depositing its cash and temporary cash investments with high credit quality financial institutions.

SUPPLEMENTAL INFORMATION

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
As of December 31, 2023

Net Capital

Total stockholder's equity qualified for net capital	$ 8,140,625
Deductions and/or charges:	
Non-allowable assets:	
Deferred tax asset	(87,024)
Commissions Receivable - 12b-1 fees	(1,604)
Other commissions receivable over 30 days	(119,388)
Prepaid expenses and other assets	(229,618)
Assets limited as to use	(108,570)
Net capital	$ 7,594,421

Aggregate Indebtedness

Items included in the statement of financial condition:	
Accrued expenses	$ 212,645
Due to affiliates	2,015,935
Other liabilities	108,569
Accrued postretirement benefit	11,255
Total aggregate indebtedness	$ 2,348,404

Computation of Basic Net Capital Requirement

Aggregate Indebtedness multiplied by 6 2/3% (A)	$ 156,560
Minimum net capital requirement (B)	25,000
Net capital requirement (greater of A or B)	$ 156,560
Excess net capital over net capital requirement	$ 7,437,861
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 7,359,580

Note: There were no material differences between the Corporation's computation of net capital as filed in Part II A, Quarterly 17a-5(a) revised FOCUS report filed on February 19, 2024, and the above schedule as of December 31, 2023.

OTHER REPORTS


LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Healthcare Community Securities Corporation

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Healthcare Community Securities Corporation (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (a) mutual fund retailer (wire order); and (b) broker seller variable life insurance or annuities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Healthcare Community Securities Corporation's management is responsible for compliance with the exemptions provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Healthcare Community Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

UHY LLP

Albany, New York
February 28, 2024

Healthcare Community Securities Corporation Exemption Report

Healthcare Community Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mutual fund retailer (wire order); (2) broker selling variable life insurance or annuities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year 2023 from January 1, 2023 to December 31, 2023 without exception.

Healthcare Community Securities Corporation

By: _Mary Kay Hay_   By: _Mahrfud_

Title: _CFO|COO_   Title: _President_

Date: _February 28, 2024_   Date: _February 28, 2024_